                                                         Page 1 of 17 Pages



                                           UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No. 1 )*

                                       LOCTITE CORPORATION
                                         (Name of Issuer)

                              Common Stock, par value $0.01 per share
                                  (Title of Class of Securities)

                                           540137 10 6
                                          (CUSIP Number)

                                       Mr. Thomas K. Hodgman
                                     One Gold Street, No. 24H
                                    Hartford, CT 06103   (860) 527-4864
                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                        February 29, 1996
                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

                                                         Page 2 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert H. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[ ]
                                                             (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                               [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER       7.  SOLE VOTING POWER
OF SHARES        383,351 shares
BENEFICIALLY
OWNED BY     8.  SHARED VOTING POWER
EACH             53,244 shares
REPORTING
PERSON       9.  SOLE DISPOSITIVE POWER
WITH             383,351 shares

10.     SHARED DISPOSITIVE POWER
        53,244 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        436,595 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%

14.     TYPE OF REPORTING PERSON*
        IN, 00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 3 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Nancy B. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[ ]
                                                               (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER       7.  SOLE VOTING POWER
OF SHARES        227,148 shares
BENEFICIALLY
OWNED BY     8.  SHARED VOTING POWER
EACH             53,244 shares
REPORTING
PERSON       9.  SOLE DISPOSITIVE POWER
WITH             227,148 shares
        4)

10.     SHARED DISPOSITIVE POWER
        53,244 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        280,392 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.8%

14.     TYPE OF REPORTING PERSON*
        IN, 00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 4 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Collette C. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[ ]
                                                             (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER         7.  SOLE VOTING POWER
OF SHARES          22,426 shares
BENEFICIALLY
OWNED BY       8.  SHARED VOTING POWER
EACH               0 shares
REPORTING
PERSON         9.  SOLE DISPOSITIVE POWER
WITH               22,426 shares

10.     SHARED DISPOSITIVE POWER
        0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,426 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.06%

14.     TYPE OF REPORTING PERSON*
        IN


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 5 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Frederick B. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[ ]
                                                           (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        CANADA

NUMBER    7.  SOLE VOTING POWER
OF SHARES     360,810 shares
BENEFICIALLY
OWNED BY  8.  SHARED VOTING POWER
EACH          140,307 shares
REPORTING
PERSON    9.  SOLE DISPOSITIVE POWER
WITH          360,810 shares

10.     SHARED DISPOSITIVE POWER
        140,307 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        501,117 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

14.     TYPE OF REPORTING PERSON*
        IN, 00-CUSTODIAN


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 6 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Helen K. Fusscas


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[ ]
                                                           (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER     7.  SOLE VOTING POWER
OF SHARES      256,185 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           140,307 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           256,185 shares

10.     SHARED DISPOSITIVE POWER
        140,307 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        396,492 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2%

14.     TYPE OF REPORTING PERSON*
        IN, 00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 7 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Martin Wolman, as trustee


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[ ]
                                                             (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER     7.  SOLE VOTING POWER
OF SHARES      224,388 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           224,388 shares

10.     SHARED DISPOSITIVE POWER
        0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        224,388 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.7%

14.     TYPE OF REPORTING PERSON*
        00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 8 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Management I, Limited


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)[ ]
                                                          (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER     7.  SOLE VOTING POWER
OF SHARES      0 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           0 shares

10.     SHARED DISPOSITIVE POWER
        0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%

14.     TYPE OF REPORTING PERSON*
        CO, HC


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 9 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Management II, Limited


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)[ ]
                                                            (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER     7.  SOLE VOTING POWER
OF SHARES      140,307 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           140,307 shares

10.     SHARED DISPOSITIVE POWER
        0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        140,307 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14.     TYPE OF REPORTING PERSON*
        CO, HC


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 10 of 17 Pages




1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Theta II Limited


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)[ ]
                                                          (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Turks and Caicos Islands

NUMBER     7.  SOLE VOTING POWER
OF SHARES      342,958 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           342,958 shares

10.     SHARED DISPOSITIVE POWER
        0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        342,958 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%

14.     TYPE OF REPORTING PERSON*
        CO, HC


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 11 of 17 Pages




                                          AMENDMENT NO. 1 TO
                                     STATEMENT ON SCHEDULE 13D




        The Statement on Schedule 13D dated January 8, 1996, as filed with the Securities and Exchange Commission by the undersigned relating to the Common Stock, par value $0.01 per share, of Loctite Corporation (the "Original
Schedule 13D") is hereby amended and supplemented as set forth below. Terms used herein not defined shall have the meaning ascribed thereto in the Original Schedule 13D.

        Item 4.  Purpose of Transaction.

        Item 4 of the Original Schedule 13D is hereby amended by deleting the first paragraph and substituting therefor the following:

    "The reporting persons have no present understanding to act in concert with each other to sell any of the shares of Common Stock owned by the reporting persons as a block, other than the sale of the 1,150,000 shares of Common Stock, as described in Item 5(c) herein, and no longer constitute a "group" for purposes of Section 13(d). Based on the reporting persons' individual ongoing evaluation of the business, prospects and financial condition of Loctite, the market for and price of the Common Stock, other opportunities available to each of the reporting persons, offers for the reporting persons' shares of Common Stock, general economic conditions and other future developments, the reporting persons individually may decide to sell or seek the sale of a portion of such reporting persons' present or future beneficial holdings of Common Stock, or may decide to hold such reporting persons' present or future beneficial holdings of Common Stock."

                                                         Page 12 of 17 Pages




        Item 5.  Interest in Securities of the Issuer.

        Items 5(a)(i),(b),(c), and (e) of the Original Schedule 13D are hereby amended by deleting said paragraphs and substituting therefor the following:

        "(a)(i) As of the date hereof, each of the reporting persons respectively owns beneficially the number of shares of Common Stock and the percentage of the shares of Common Stock outstanding (33,603,019 as of December 31, 1995), that are set forth opposite his or her name below.

                                          Shares of
Name                                      Common Stock                Percentage

Robert H. Krieble
        Individually:                          219,295                    0.7%

        As trustee or co-trustee
        of various trusts:                     217,300                    0.6

        Total Ownership                        436,595                    1.3

Nancy B. Krieble
        Individually:                          219,300                    0.7

        As trustee or co-trustee
        of various trusts:                      61,092                    0.2

        Total Ownership                        280,392                    0.8

Collette C. Krieble
        Individually:                           22,426                    0.06

                                                         Page 13 of 17 Pages




                                          Shares of
Name                                     Common Stock                Percentage

Frederick B. Krieble
        Individually:                                 0                    0.0

        As Managing Director,
        of Theta II Limited:                    342,958                    1.0

        As 50% owner and a director
        of each of Management I, Limited
        and Management II, Limited:             140,307                    0.4

        As custodian for children:               17,852                    0.05

        Total Ownership                         501,117                    1.5

Helen K. Fusscas
        Individually:                           100,000                    0.3

        As 50% owner and a director
        of Management II, Limited:              140,307                    0.4

        As trustee of various trusts:           156,185                    0.5

        Total Ownership                         396,492                    1.2

Martin Wolman
        As trustee of various trusts:           224,388                    0.7

Management I, Limited                                 0                    0.0

Management II, Limited                          140,307                    0.4

Theta II Limited                                342,958                    1.0"



        "(b)    Each of the reporting persons has the following power to vote, direct the voting of, dispose of, or direct the disposition of, shares of Common Stock:

         (i) Number of shares of Common Stock as to which the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                         Page 14 of 17 Pages


                                                                Shares of
        Name                                                  Common Stock

        Robert H. Krieble                                       383,351

        Nancy B. Krieble                                        227,148

        Frederick B. Krieble                                    360,810

        Collette C. Krieble                                      22,426

        Helen K. Fusscas                                        256,185

        Martin Wolman, as trustee                               224,388

        Management I, Limited                                         0

        Management II, Limited                                  140,307

        Theta II Limited                                        342,958

        (ii) Number of shares of Common Stock as to which the reporting person has shared power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                                Shares of
        Name                                                  Common Stock

        Robert H. Krieble                                        53,244

        Nancy B. Krieble                                         53,244

        Frederick B. Krieble                                    140,307

        Collette C. Krieble                                           0

        Helen K. Fusscas                                        140,307

        Martin Wolman, as trustee                                     0

        Management I, Limited                                         0

        Management II, Limited                                        0

        Theta II Limited                                              0"

                                                         Page 15 of 17 Pages




        "(c)    Besides the following transactions, no transactions by the reporting persons occurred during the past sixty days:

                                                                Where and How
                Character of           Price        Number       Transaction
 Date           Transaction           Per Share    of Shares     Was Effected
2/29/96      Disposition by            $53.0345    275,000      Private Sale*
             Theta II Limited

2/29/96      Disposition by            $53.0345     39,936      Private Sale*
             Management I, Limited

2/29/96      Disposition by            $53.0345     75,917      Private Sale*
             Management II, Limited

2/29/96      Disposition by            $53.0345    346,610      Private Sale*
             Helen K. Fusscas

2/29/96      Disposition by            $53.0345    144,243      Private Sale*
             Helen K. Fusscas**

2/29/96      Disposition by            $53.0345    219,912      Private Sale*
             Robert H. Krieble

2/29/96      Disposition by            $53.0345     48,382      Private Sale*
             Nancy B. Krieble

1/8/96       Disposition by            $47 5/8      50,000      Open Market Sale*
             Robert H. Krieble

1/8/96       Disposition by            $47 5/8      50,000      Open Market Sale*
             Nancy B. Krieble

1/8/96       Disposition by            $47 5/8      75,000      Open Market Sale*
             Theta II Limited

1/8/96       Disposition by            $47 5/8      75,000      Open Market Sale*
             Helen K. Fusscas**

12/28/95     Disposition by            $48          37,500      Open Market Sale*
             Robert H. Krieble***

12/28/95     Disposition by            $48          12,500      Open Market Sale*
             Nancy B. Krieble***

------------------------
*            Sold to Loctite pursuant to Loctite's stock buy-back
             program.
**           As trustee of three family trusts.
***          Dispositions by each of Robert H. Krieble and Nancy B.
             Krieble on December 28, 1995 were made prior to the reporting persons reaching the understanding described herein in Item 4 and consequently, prior to reporting persons being deemed a 'group' as defined in Rule 13d-5."


        "(e)    Upon the sale of the 1,150,000 shares of Common Stock by the reporting persons on February 29, 1996, as described in Item 5(c) herein, when the reporting persons terminated their understanding among themselves, as described under Item 4 above, each reporting person ceased to be the beneficial owner of more than five percent of the Common Stock."

                                                         Page 16 of 17 Pages


                                             SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the reporting persons respectively, each of the reporting persons certifies that the information set forth in this statement is true, complete and correct.

Date:  February 29, 1996


Robert H. Krieble, Individually, as Trustee and as Co-Trustee
Nancy B. Krieble, Individually, as Trustee and as Co-Trustee
Frederick B. Krieble, Individually and as Custodian
Collette C. Krieble
Helen K. Fusscas, Individually and as Trustee
Martin Wolman, as Trustee
Management I, Limited
Management II, Limited
Theta II Limited

    /s/ Robert H. Krieble
By: ________________________________
    Robert H. Krieble*

* As attorney-in-fact pursuant to a Power of Attorney dated January 18, 1996, filed as Exhibit E to the Original Schedule 13D and hereby incorporated by reference.

                                                         Page 17 of 17 Pages